1934 Act Registration No. 1-31731

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Dated June 5, 2023

Chunghwa Telecom Co., Ltd.

(Translation of Registrant’s Name into English)

21-3 Xinyi Road Sec. 1,

Taipei, Taiwan, 100 R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F ☒ Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐ No ☒

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable )

EXHIBIT INDEX

Exhibit	Description
99.01 99.02	Announcement on 2023/06/02: Announcement on 2023/06/02:	To announce the record date for dividend distribution The Company to participate in investor conference held by UBS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant Chunghwa Telecom Co., Ltd. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 5, 2023
Chunghwa Telecom Co., Ltd.

By: /s/Yu-Shen Chen
Name: Yu-Shen Chen
Title: Chief Financial Officer

EXHIBIT 99.01

To announce the record date for dividend distribution

Date of events: 2023/06/02

Content:

1.
Date of the resolution by the board of directors or shareholders meeting or decision by the Company: 2023/06/02
2.
Type of ex-rights or ex-dividend (please enter: “Ex-rights”, “Ex-dividend”, or ”Ex-rights and dividend”): Ex-dividend
3.
Type and monetary amount of dividend distribution:

To be distributed with cash dividend of NT$ 4.702 per share.

4.
Ex-rights (ex-dividend) trading date: 2023/06/29
5.
Last date before book closure: 2023/07/01
6.
Book closure starting date: 2023/07/02
7.
Book closure ending date: 2023/07/06
8.
Ex-rights (ex-dividend) record date: 2023/07/06
9.
Deadline for applying the conversion of the debt voucher: NA
10.
The closure period for the conversion of the debt voucher will start from the date: NA
11.
The closure period for the conversion of the debt voucher will end on the date: NA
12.
Payment date of cash dividend distribution: 2023/08/04
13.
Any other matters that need to be specified: None

EXHIBIT 99.02

The Company to participate in investor conference held by UBS

Date of events: 2023/06/12

Content:

1.
Date of institutional investor conference: 2023/06/12
2.
Time of institutional investor conference: 9:00 am (Taipei time)
3.
Location of institutional investor conference: Hong Kong
4.
Outline of institutional investor conference:

Please refer to http://mops.twse.com.tw and https://www.cht.com.tw/chtir for the presentation of the investor conference.

5.
Any other matters that need to be specified: None